
BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	The Office of International Corporate Finance
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Wednesday, 2 April 2003
SUBJECT:	ASX Announcements
PAGES (inc. cover)	42

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were recently released through the Australian Stock Exchange –

1. Change of Address dated 19 February, 2003.
2. John Harkness joins BresaGen Board dated 13 March, 2003.
3. Appendix 3X – Initial Director's Interest Notice dated 13 March, 2003.
4. Appendix 4B - Half Yearly Report dated 14 March, 2003.
5. BresaGen Ltd & Controlled Entities Directors' Report dated 14 March, 2003.
6. Media Release – BresaGen Half Year Results dated 14 March, 2003.
7. Half Year Audit Review/Half Year Accounts dated 13 March, 2003.
8. Media Release – BresaGen announces change of direction for E21R dated 21 March, 2003.
9. ASX Release – BresaGen continues talks with Plurion dated 2 April, 2003.


03022003

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

dlw 6/2

If there are any problems with this transmission, call 08 8234 2660



14 March 2003

BresaGen half year results

Australian biotechnology company, BresaGen Ltd (ASX:BGN) today reported its half year results for the period ending 31 December 2002. These results reflect an increased focus on building the Protein Pharmaceutical's revenues and furthering the progress toward the achievement of key milestones in the Cell Therapy program.

BresaGen reported an operating loss of $6.07 million in the half year to 31 December 2002, an increase of 53.8% over the previous corresponding period.

The Company's revenues declined by 32.2% to $2.5 million, largely due to the termination of the E21R agreement with British Biotech and lower sales of human Growth Hormone. Total expenditure increased 12.4% to $8.6 million, mainly due to the Company's decision to begin amortising its Cell Therapy intellectual property.

The half year included a number of significant achievements. There has been an increasing recognition of BresaGen's skills in recombinant protein production, as seen by its success in securing a number of contracts for its newly launched protEcol™ Services unit and the signing of a letter of intent with the Lonza Group, a large Contract Manufacturing Organisation based in Switzerland. This ability will be enhanced by the construction of its new manufacturing facility which has been designed to fulfil US-FDA requirements for manufacturing.

The Cell Therapy Division has also made excellent progress in what is a technically difficult area. In July it reported the successful derivation of neural cell types from human embryonic stem cells. In August the Company was granted FDA approval of the catheter which will be used to deliver these cells to the brain in a treatment for Parkinson's Disease. BresaGen is further reassured by recent approval of legislation by the Australian Parliament which will allow it to continue to conduct stem cell research in Australia. The Company continues to maximise its financial leverage to conduct research in this area, both in Australia and in the US, through grant funding.

In November 2002, BresaGen announced that it had negotiated to acquire intellectual property rights to the Hogan patents from Plurion, Inc. Due diligence is continuing to examine this opportunity in what is a quickly changing environment.

In line with expectations the consolidated entity had cash of $8.3 million at 31 December 2002 compared with $16.2 million as at 30 June 2002. An amount of $1.6 million has since been received from the SA Government, being a reimbursement of building costs incurred by the Company within this six month period.

The Company continues to review current operations with a view to extending its current cash reserves. Forecast operating cash flows indicate that we have funds until 31 December 2003. The directors believe that additional capital will be raised, or realisation of some, or all, of the Company's intellectual property will occur by 31 December 2003.

BresaGen President and Chief Executive Officer, Dr John Smeaton said the Company was actively seeking additional funding in Australia and the US to extend its cash reserves.

ends

For further information contact:

Linton Burns
Chief Financial Officer
BresaGen Ltd
Phone: 08 8234 2660

Hilarie Dunn
Media and Investor Relations
BresaGen Ltd
Phone: 02 92510110
Mobile: 0414 357792



Independent review report to the members of BresaGen Limited

Scope

We have reviewed the financial report of BresaGen Limited for the half-year ended 31 December 2002 in the form of the Rule 4.13(b) version of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 1 to 26. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of BresaGen Limited is not in accordance with:

a) the Corporations Act 2001, including:

  i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

  ii. complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

Significant uncertainty regarding continuation as a going concern

Without qualification to the opinion expressed above, attention is drawn to the disclosure in Basis of financial report preparation (note 19.1) explaining the going concern basis for the preparation of the financial report. The ability of the consolidated entity to continue as a going concern and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report is dependent on the consolidated entity generating additional cash reserves or undertaking a successful capital raising by 31 December 2003.

KPMG

A Santin
Partner

Adelaide 13th March 2003




BresaGen

Friday, 21 March 2003

BresaGen announces change of direction for E21R

Adelaide-based biotechnology company, BresaGen Ltd today announced that it had identified a prospective new indication for its drug E21R. This is supported by exciting pre-clinical laboratory data showing synergy with an established anti-cancer drug, and BresaGen has initiated discussions on collaborative development with a major pharmaceutical company.

BresaGen has also discontinued its E21R trial in Rheumatoid Arthritis (RA) because new drugs coming onto the market have made patient accrual difficult in RA. The E21R trial in Chronic Myelomonocytic Leukaemia (CMML) which has been on hold since July 2002 will also be discontinued. These changes will help to conserve BresaGen's cash reserves.

For further information contact:

Dr Chris Juttner
Vice President of Clinical Development
& Executive Director
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0408 185 100

Hilarie Dunn
Media and Investor Relations
BresaGen Ltd
Phone: 02 92510110
Mobile: 0414 357792


BresaGen

Wednesday, 2 April 2003

BresaGen continues talks with Plurion

Australian biotechnology company, BresaGen is continuing its negotiation of revised terms with Plurion, Inc for the purchase of rights to key intellectual property in the embryonic stem cell area.

BresaGen had previously announced that, subject to due diligence, formal documentation and shareholder approval, it would acquire the rights to Plurion's IP through the issuance of 18,682,398 shares and 5,686,947 options with an exercise price of $A0.41 each. On a fully diluted basis this would have given Plurion and its shareholders 30% ownership of BresaGen.

BresaGen and Plurion have been unable to agree on satisfactory terms to implement the transaction as originally structured. BresaGen's Board and management consider that the transaction as originally proposed would not be in shareholders' best interests given their assessment of Plurion's IP following due diligence and having regard to the broader market uncertainty that has emerged in recent months resulting in substantial reduction in market values.

The Company is continuing to re-negotiate more favourable revised terms with Plurion that properly reflects the current and future value of this IP. A further announcement will be made when these negotiations have been concluded.

ends

For further information contact:

Linton Burns
Chief Financial Officer
BresaGen Ltd
Phone: 08 8234 2660

BRESAGEN LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2002 and the auditors' review thereon.

DIRECTORS

The directors of the Company during or since the end of the half-year are:

Name	Period of Directorship
Mr PR Hart	Director since 1996 and Chairman since July 2002
Dr JR Smeaton	Managing Director since 1987
Dr GN Vaughan	Director since 1998
Dr CA Juttner	Director since 2000
Dr J Kucharczyk	Director since 2000
Mr R Mazzocchi	Director since 2000
Mr J Hasker	Retired July 2002
Mr PR Jenkins	Retired July 2002

RESULTS AND DIVIDENDS

The consolidated loss of the consolidated entity for the half-year after income tax was $6,074,000.

No dividends have been paid by the Company or recommended by the directors since the end of the half year.

REVIEW AND RESULTS OF OPERATIONS

Overview

For the half year ended 31 December 2002, the consolidated loss was $6,074,000, an increase of 53.8% over the previous corresponding period. The increase was a result of a decline in total revenue of 32.2% to $2,483,000 and an increase in total expenditure of 12.4% to $8,557,000.

Revenues decreased $1,178,000 due to the termination of our E21R collaborative agreement with British Biotech, lower sales of human Growth Hormone and no revenue from the E21R Start Grant due to funds being fully exhausted during the previous corresponding period.

This increase in expenditure of $947,000 resulted principally from the Company's decision to begin amortising its Cell Therapy intellectual property.

REVIEW BY SEGMENT

Protein Pharmaceuticals Division

As previously reported the collaboration agreement with British Biotech to develop E21R in Acute Myeloid Leukemia was terminated in July 2002 due to new pre-clinical study data failing to confirm earlier assessments of the commercial prospects in this disease target. The technical reasons which led to this cessation do not apply to other indications where the mode of action is different. The Company has begun a pilot (phase I/II) clinical trial for Rheumatoid Arthritis. Safety and efficacy will be assessed in a dose escalation study with 13 patients.

As a result of the termination of the collaboration agreement with British Biotech the Company made 9 redundancies primarily within this division.

The Company continues to develop human growth hormone (hGH) as an "active pharmaceutical ingredient" for sale to pharmaceutical and drug development companies for incorporation into their own formulations. We also manufacture and sell hGH to a number of research companies as a research grade material.

In addition this division manufactures and markets EquiGen a registered veterinary drug that is used to treat horses for injury, body condition and reproduction. The distribution agreement with CSL Limited is due to commence in the current half year. Under this agreement CSL is responsible for marketing and distribution of EquiGen in Australia and New Zealand. BresaGen will continue to focus on marketing and sales in the rest of the world.

This division also includes the protEcol Services business unit that offers process development and manufacture of recombinant peptides and proteins to other drug development companies. Our new facility scheduled for completion in mid-2003 will be fully compliant to EMEA (EU) and FDA (US) current Good Manufacturing Practice (cGMP) standards, offering customers manufacture of material from pre-clinical through to phase III and possibly post-approval supply.

Revenues of $794,000 were derived by this division in the six months ended 31 December 2002 down from $1,854,000 in the previous corresponding period. Revenues decreased over the previous corresponding period due to the following:

- E21R Start Grant being fully utilised ($473,000 included in previous corresponding period);
- milestone payment of $510,000 ($nil this six month period) received from British Biotech in the previous corresponding period;
- sales of research grade hGH decreased to $62,000 from $446,000; and
- sales of EquiGen decreasing $51,000 to $327,000.

Revenues from ProtEcol Services amounted to $240,000 for the six months ended 31 December 2002 compared to $45,000 in the prior year.

This division has an operating loss of $806,000 for the six months ended 31 December 2002 compared with an operating profit of $239,000 for the six months ended 31 December 2001.

Cell Therapy Division

The Company's Cell Therapy division has three major programs:

- the differentiation of human embryonic stem cells (hESCs) into the cell types required for treatment of Parkinson's Disease (PD). This work is based in Adelaide, Australia;
- investigating how hESCs maintain their pluripotency (the ability to differentiate into many cell types). This work is based in Athens, Georgia, USA; and
- the design and testing of delivery catheters to produce precise placement of cells retaining high viability and hence efficacy, and developing imaging software which will be used for the accurate delivery and monitoring of cells during implantation. This work is being undertaken in conjunction with a number of academic groups in North America.

BresaGen has made excellent technical progress to date. Almost 20 patent applications have been filed describing a broad range of technologies. Neural progenitor cells have been produced from hESCs and these cells have been shown to be stable in long term culture. These neural progenitor cells are thought to be precursors for many or all of the cells of the central nervous system (CNS), therefore representing an excellent starting population for the production of specific cell types for the treatment of CNS diseases. BresaGen has also been successful in the production of essentially homogenous populations of dopaminergic neurons (the specific subset of nerve cells the death of which causes Parkinson's Disease). These cells are soon to be tested in a rat model of PD that has been established both in Adelaide and in Athens. After this important proof of concept, new cell lines that comply with FDA GMP standards will need to be isolated for therapeutic use. BresaGen has developed a relationship with an IVF clinic that will meet these standards. Two previous meetings with the FDA have assisted BresaGen in developing product concepts to date. Another meeting is planned to discuss isolation of hESCs to GMP standards and scope out the clinical development program.

BresaGen has received a $US1.6 million NIH grant to assist in the distribution of its cell lines to researchers around the world. Distribution of these hESCs has commenced. A number of key researchers have established human ES cell technology in their laboratories using BresaGen derived cells. These researchers include Dr. Curt Freed who is a pioneer in the area of cell therapy for the treatment of PD. Dr. Freed has performed more transplants of fetally-derived cells into PD patients than any other individual in the world. Dr. Freed is a consultant for BresaGen. Other key researchers using BresaGen cells include Dr. John McDonald and Dr. Ron McKay. Dr. McDonald has established important proof of concept experiments for the treatment of a rat model of Spinal Cord Injury using cells derived from mouse ES cells. Dr. McDonald is also one of Christopher Reeve's personal physicians. Dr. McKay has used mouse ES cell derived neurons to cure a rat model of PD.

Total revenue for Cell Therapy increased by 56.4% to $1,043,000 for the six months ended 31 December 2002. Of this revenue the majority was from grant revenue, however the Company sold its first cell lines during the six month period earning revenue of $9,000. Cell line sales are expected to increase in the second half of the year.

Grant revenues of $1,034,000 were derived from two sources; $621,000 was from the existing Start Grant in Australia and $413,000 from the NIH in the United States. This compares to $667,000 received in the previous corresponding period from sources in Australia only.

This division had an operating loss of $3,536,000 for the six months ended 31 December 2002, up from a loss of $2,686,000 in the previous corresponding period. The main reason for this increase being that the company commenced amortisation of its Cell Therapy intellectual property from 1 July 2002, resulting in a charge of $613,000.

Reproductive Biotechnology Division

Conducted in collaboration with St Vincent's Hospital, Melbourne, Australia this research program looks to both improve the efficiency of its proprietary cloning methodology and develop xenotransplant technologies in pigs.

The development of efficient cloning technology will allow pig producers to obtain large numbers of identical individual pigs derived from the best genetic stock and substantially speed up the process of transmitting genetics from breeding herds into production herds.

In the xenotransplantation area, cloning technology may provide a method whereby genes involved in the immune-tolerance of non-human organs can be introduced into or eliminated from the genome of specific cells. This genetic engineering and the use of such cells to clone animals is expected to produce pigs with donor organs more immune-compatible with human recipients. This technology could address the growing shortage of donor organs available to transplant patients.

Contract research revenues of $370,000 were derived by this division in the six months ended 31 December 2002. This compares to $375,000 derived in the previous corresponding period.

This division had an operating profit of $54,000 for the six months ended 31 December 2002 compared to a $61,000 loss in the previous corresponding period. The division is expected to breakeven during the course of the year and the results fluctuate from small losses to small profits depending on the timing of research activities.

This division is self funding with grants from the Juvenile Diabetes Research Foundation and a major Australian pig producer.

Liquidity

The consolidated entity had cash of $8,306,000 as at 31 December 2002 compared with $16,226,000 as at 30 June 2002. The Consolidated Statement of Cash Flows shows that cash used in operating activities for the six months ended 31 December 2002 amounted to $5,411,000 compared to $4,003,000 for the previous corresponding period. Payments for the purchase of property plant and equipment amounted to $6,292,000 for the six months ended 31 December 2002. These payments were primarily in relation to the Company's new facility. The land and building are being financed by the SA Government through a 10 year deferred purchase agreement. Proceeds from borrowings totalling $3,750,000 for the six months ended 31 December 2002 relate to BresaGen drawing down funds under this arrangement. An additional $1,600,000 had been paid by the Company as at 31 December 2002 and has since been draw down under the SA Government loan agreement.

Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until 31 December 2003. The directors believe that additional capital will be raised, or the realisation of some, or all, of the Company's intellectual property will occur by 31 December 2003.

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars unless otherwise stated.

Dated at Adelaide, Australia, this day of March 2003.

Signed in accordance with a resolution of the directors

....

PR Hart
CHAIRMAN

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Commencement of amortisation of Cell Therapy IP effective 1 July 2002. The charge to administration expense for the period was an additional $613,000 compared to the same period in the prior year. Refer 19.5 for further details.

+ See chapter 19 for defined terms.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

NIL

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:

From 1 July 2002, the Company commenced amortisation of its Cell Therapy intellectual property (IP) over a 10 year period. Based on the current capitalised Cell Therapy IP this equates to annual amortisation of $1.291m. Previously Cell Therapy intellectual property was not amortised as it was yet to generate sales revenue. The cell therapy division began generating sales revenue (non grant revenue) in the six month period to 31 December, 2002 and in line with the Company's accounting policy on intangibles a decision was taken by the Board of Directors to commence amortisation of the intellectual property. The period of amortisation was determined by assessing the IP's useful life, the life of the relevant patents being an important consideration.

The decision to begin amortising Cell Therapy IP was also made after considering UIG-44 "Acquisition of In-process Research and Development and US-GAAP treatment of IP.

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports, the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Refer Appendix 3

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: None

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not* (delete one)~~ give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 14 March 2003
(~~Director~~/Company Secretary)

Print name: Linton Wayne Paul Burns

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

+ See chapter 19 for defined terms.

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

BresaGen Limited
Addendum to Appendix 4B
31 December 2002
ABN 60 007 988 767

Appendix 1

	Consolidated	
	2002	2001
Breakdown of Revenue (1.23 to 1.25)	$'000	$'000
Sales Revenue	563	826
Research & Development Income		
- Contract Research income	581	370
- Government Grants income	1,064	1,390
- Fee income	-	510
Interest income	275	564
Other revenue from ordinary activities	-	1
Total revenue (1.1)	2,483	3,661
Breakdown of Expenses (1.26)		
Cost of sales	227	234
Research & Development Expenditure		
- Contract Research expenditure	693	436
- Government Grants expenditure	1,761	2,125
- Other research expenditure	3,108	2,609
Selling & marketing expenditure	217	402
Administration expenditure	2,551	1,804
Total Expenses (1.2)	8,557	7,610

+ See chapter 19 for defined terms.

BresaGen Limited
Addendum to Appendix 4B
31 December 2002
ABN 60 007 988 767

Appendix 2

Report for business segments

31 December 2002	Cell Therapy	Reproductive Biotechnology	Protein Pharmaceuticals	Total
	$'000	$'000	$'000	$'000
Operating Revenue				
Segment revenue	1,043	371	794	2,208
Other unallocated revenue				275
Total Revenue				2,483
Operating Result				
Segment result	(3,536)	54	(806)	(4,288)
Unallocated expenses				(1,786)
Operating loss after income tax				(6,074)

31 December 2001	Cell Therapy	Reproductive Biotechnology	Protein Pharmaceuticals	Total
	$'000	$'000	$'000	$'000
Operating Revenue				
Segment revenue	667	375	1,854	2,896
Other unallocated revenue				765
Total Revenue				3,661
Operating Result				
Segment result	(2,686)	(61)	239	(2,508)
Unallocated expenses				(1,441)
Operating loss after income tax				(3,949)

+ See chapter 19 for defined terms.

BresaGen Limited
Addendum to Appendix 4B
31 December 2002
ABN 60 007 988 767

Appendix 3

19.7 of Appendix 4B

Changes in contingent liabilities or assets

In respect of related bodies corporate:

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgment of financial reports.

It is a condition of the Class Order that the company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd
BresaGen Marketing Pty Ltd
BresaGen Transgenics Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2001, is reflected by the consolidated statement of financial performance and statement of financial position.

In respect of business undertakings:

Research and Development Syndicate

The Company, through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1 formed to further research and develop pig technology. This Syndicate was wound up in October 2000.

Indemnity

In the event that any of the stated taxation assumptions of the Syndicate are not met, the Company has agreed to indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd. in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). It has also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

Tax Audit

The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. The Macquarie Bank company successfully appealed the ATO's decision to the Administrative Appeals Tribunal. The ATO have filed a Notice of Appeal with the Federal Court in relation to this matter.

+ See chapter 19 for defined terms.

BresaGen Limited **Appendix 3**
Addendum to Appendix 4B
31 December 2002
ABN 60 007 988 767
In respect of business undertakings (cont):

Contingent Liability

Under a separate agreement (Deed of Variation signed in 1999) with Macquarie Acceptances Ltd the Company's liability relating to this indemnity has been limited to $1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

- the ATO actually issues an amended assessment; and
- a single judge of the Federal Court rules on the matter in favour of the ATO, and it is settled on terms approved by the Company.

The Company may be required to lodge a deposit of $1 million, less the market value of any shares issued as referred to below, prior to the determination of the above two events. The Company would be entitled to a refund if later appeals (if any) were successful.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net proceeds of sale of those shares would be available in certain circumstances to meet the liability.

The Company would also be required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and would by discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. No more than 50,000 shares will be issued in any 6 month period. As at 31 December 2002 the Company had issued 247,662 (30 June 2002:197,662) shares reducing the BresaGen Liability Cap to $733,034 (30 June 2002: $769,034).

START Program Grant

Under the R&D START Program Grant the Commonwealth may require the Company to repay the amount of the Grant together with interest and/or vest the Project Intellectual Property to the Commonwealth in either of the following circumstances;

a) the Company is deemed not to have used reasonable efforts to successfully commercialise the Project within 2 years of the receipt of the final grant instalment; or

b) upon termination of the Grant due to breach of agreement or insolvency.

In addition, should the Company create an Encumbrance over the Project Intellectual Property, the Commonwealth may require the Company to pay 50% of the monetary value of the benefits received as a result of the breach. The total amount receivable under the terms of the E21R Grant was $2,929,500. As at 30 June 2002, all funds had been received. The total amount receivable under the terms of the Cell Therapy Grant is $4,928,550. As at 31 December $3,151,687 had been received.

+ See chapter 19 for defined terms.

BRESAGEN LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the directors of BresaGen Limited:

1. The financial statements and notes in the form of Appendix 4B of the Australian Stock Exchange Listing Rules set out on pages 1 to 24, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Statements" and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Adelaide this day of March 2003.

Signed in accordance with a resolution of the directors:

....

PR Hart
DIRECTOR

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BresaGen Limited
ABN 60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John Beresford HARKNESS
Date of appointment	13 March, 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.


BresaGen

Thursday, 13 March 2003

John Harkness joins BresaGen board

Australian biotechnology company, BresaGen Ltd today announced that it had appointed John Harkness to its Board of Directors.

Based in Sydney, Mr Harkness takes up his appointment as an independent non-executive director to coincide with the impending retirement of Dr Geoff Vaughan. He will chair the Company's Audit Committee.

Since retiring from the KPMG partnership three years ago, Mr Harkness has taken on roles as a Director of Crane Group Limited and Chairman of ICA Property Development Funds, Helmsman Funds Management Limited. He is also a director of the Sydney Foundation for Medical Research.

He is a Fellow of the Institute of Chartered Accountants and the Institute of Company Directors.

During his career at KPMG, Mr Harkness was Executive Chairman of KPMG Australia, a Member of the KPMG International Board and a Member of the KPMG Asia Pacific Board. From July 1998 until June 2000 he was Chairman of Partners for New South Wales.

BresaGen has satisfied itself that the appointment of Mr Harkness will not compromise the independence of the Audit Committee or its external auditors KPMG.

BresaGen Chairman, Peter Hart said the Board was very pleased that Mr Harkness with his broad business experience and particular expertise in corporate governance and financial matters would be contributing to the future success of BresaGen.

"We now have a particularly strong Board with directors from a variety of disciplines and with many years of experience. We look forward to a productive association with John Harkness and warmly welcome him to BresaGen," Mr Hart said.

ends

For further information contact:

Linton Burns
Chief Financial Officer
BresaGen Ltd
Phone: 08 8234 2660

Hilarie Dunn
Media and Investor Relations
BresaGen Ltd
Phone: 02 92510110
Mobile: 0414 357792


BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com.au

To: The Australia Stock Exchange

CHANGE OF ADDRESS

Effective Monday, 24 February, 2003 **BresaGen Limited's** registered office is located at:

8 Dalgleish Street
THEBARTON SA 5031

Telephone and facsimile numbers have not changed.

Yours sincerely

Linton Burns
Company Secretary

lburns@bresagen.com.au

If there are any problems with this transmission, call 08 8234 2660

03 APR -3 AM 7:21

Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final~~ report

Introduced 30/6/2002.

Name of entity

BresaGen Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
60 007 988 767	 ✓		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	~~up~~/down	32.2%	to	2,483
~~Profit~~ (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up/~~down~~	53.8%	to	(6,074)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net ~~profit~~ (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	53.8%	to	(6,074)

Dividends (distributions)	Amount per security	Franked amount per security
~~Final dividend *(Preliminary final report only - item 15.4)*~~ Interim dividend *(Half yearly report only - item 15.6)*	nil¢	nil¢
Previous corresponding period *(~~Preliminary final report - item 15.5~~; half yearly report - item 15.7)*	nil¢	nil¢

+Record date for determining entitlements to the dividend.
(in the case of a trust, distribution) *(see item 15.2)*

N/a

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

N/A

This is a half yearly report to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	2,483	3,661
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(8,557)	(7,610)
1.3	Borrowing costs	-	-
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(6,074)**	**(3,949)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(6,074)**	**(3,949)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**(6,074)**	**(3,949)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(6,074)**	**(3,949)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(6,074)**	**(3,949)**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	(11.15) cents	(7.28) cents
1.19	Diluted EPS	(11.15) cents	(7.28) cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	(6,074)	(3,949)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(6,074)**	**(3,949)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	Refer Appendix 1	Refer Appendix 1
1.24	Interest revenue	Refer Appendix 1	Refer Appendix 1
1.25	Other relevant revenue	Refer Appendix 1	Refer Appendix 1
1.26	Details of relevant expenses Writeoff of intangibles Writeoff of stock and work in progress	Refer Appendix 1	Refer Appendix 1
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	145	58
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(29,416)	(17,555)
1.31	Net profit (loss) attributable to members *(item 1.11)*	(6,074)	(3,949)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(35,490)**	**(21,504)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	• Amortisation of other intangibles	707	-	-	707
	• Write off of intangibles	-	-	-	-
2.3	**Total amortisation and write off of intangibles**	**707**	**-**	**-**	**707**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

		Consolidated – prior period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	• Amortisation of other intangibles	120	-	-	120
	• Write off of intangibles	-	-	-	-
2.3	**Total amortisation and write off of intangibles**	**120**	**-**	**-**	**120**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year (note 1)	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash assets	8,306	16,226	21,829
4.2	Receivables	1,154	1,001	1,738
4.3	~~Investments~~ Other financial assets	-	-	-
4.4	Inventories	146	181	352
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	-	-	-
4.7	**Total current assets**	**9,606**	**17,408**	**23,919**
	Non-current assets			
4.8	Receivables	4	145	207
4.9	Investments (equity accounted)	-	-	-
4.10	Other ~~investments~~ financial assets	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	9,523	2,803	1,009
4.15	Intangibles (net)	13,410	14,116	16,820
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**22,937**	**17,064**	**18,036**
4.19	**Total assets**	**32,543**	**34,472**	**41,955**
	Current liabilities			
4.20	Payables	2,003	1,657	1,593
4.21	Interest bearing liabilities	215	5	-
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	598	597	588
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**2,816**	**2,259**	**2,181**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest and non-interest bearing liabilities	3,830	290	2
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	69	57	53
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**3,899**	**347**	**55**
4.32	**Total liabilities**	**6,715**	**2,606**	**2,236**
4.33	**Net assets**	**25,828**	**31,866**	**39,719**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	61,084	61,048	60,989
4.35	Reserves	234	234	234
4.36	Retained profits (accumulated losses)	(35,490)	(29,416)	(21,504)
4.37	**Equity attributable to members of the parent entity**	**25,828**	**31,866**	**39,719**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	Total equity	25,828	31,866	39,719
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	2,153	2,665
7.2	Payments to suppliers and employees	(7,869)	(7,218)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	305	550
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other	-	-
7.9	**Net operating cash flows**	**(5,411)**	**(4,003)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(6,292)	(252)
7.11	Proceeds from sale of property, plant and equipment	5	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	(240)
7.15	Loans repaid by other entities	-	49
7.16	Other	-	-
7.17	**Net investing cash flows**	**(6,287)**	**(443)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	437
7.19	Proceeds from borrowings	3,750	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Other (placement costs)	-	-
7.23	**Net financing cash flows**	**3,750**	**437**
7.24	**Net increase (decrease) in cash held**	**(7,948)**	**(4,009)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	16,226	25,833
7.26	Exchange rate adjustments to item 7.25.	28	5
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**8,306**	**21,829**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	746	262
8.2	Deposits at call	3,071	11,962
8.3	Bank overdraft	-	-
8.4	Other represents Commercial Bills and Fixed Term Deposits maturing within 3 months.	4,489	9,605
8.5	**Total cash at end of period** *(item 7.27)*	**8,306**	**21,829**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(244.62%)	(107.87%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(23.52%)	(9.94%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

The net loss shown as per the statement of financial performance of $6,074,000 (31 December 2001: $3,949,000) has been used to calculate basic and diluted earnings per share.

The Company has only one class of ordinary shares with no variation in the entitlement to dividend.

The 4,528,334 (31 December 2001:5,445,183) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at 31 December 2002, it is not probable that options will be exercised at any time in the near future.

Weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per shares 54,496,657 (31 December 2001: 54,239,645)

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	23 cents	42cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$-
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$-

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$-
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	N/A	N/A	N/A
15.7	Previous year	N/A	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A ¢	N/A ¢
15.9	Preference +securities	N/A ¢	N/A ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	N/A	N/A
15.11	Preference +securities *(each class separately)*	N/A	N/A
15.12	Other equity instruments *(each class separately)*	N/A	N/A
15.13	Total	N/A	N/A

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities+:	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	Nil	Nil
16.2 Income tax on ordinary activities	Nil	Nil
16.3 Profit (loss) from ordinary activities after tax	Nil	Nil
16.4 Extraordinary items net of tax	Nil	Nil
16.5 Net profit (loss)	Nil	Nil
16.6 Adjustments	Nil	Nil
16.7 Share of net profit (loss) of associates and joint venture entities	Nil	Nil

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities N/A				
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	54,448,560			
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	(a) Increases (1) 50,000 (1) issued pursuant to an agreement (b) Decreases - nil	50,000	$0.72	
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period		
	(a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

Refer Appendix 2

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting.*

Basis of accounts preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 Interim Financial Reports, the recognition and measurement requirements of applicable AASB standards and other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. This half year financial report is to be read in conjunction with the 30 June 2002 Annual Financial Report and any public announcements by BresaGen Limited and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuation of non-current assets. These accounting policies are consistently applied by each entity in the economic entity and, except where there is a change in accounting policy as disclosed at item 19.5, are consistent with those applied in the 30 June 2002 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Going Concern

The consolidated entity has incurred a loss for the half year ended 31 December 2002 of $6.07m (2001: $3.9m) and had cash on hand as at 31 December 2002 of $8.3m compared to $16.2m as at 30 June 2002. Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until 31 December 2003.

The accounts have been prepared on a basis of going concern, which contemplates continuity of business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The directors believe that additional capital will be raised, or the realisation of some, or all, of the Company's intellectual property will occur by 31 December 2003.

+ See chapter 19 for defined terms.